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                                                     Filed by Allen Telecom Inc.
                                                   Commission File No. 001-06016
                           Pursuant to Rule 425 under the Securities Act of 1933
                                             Subject Company: Allen Telecom Inc.
                                                  Commission File No. 333-104177

         This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934.

         Allen Telecom Inc. distributed the following reminder e-mail to all domestic Allen Telecom employees on or about July 8, 2003.



To:       Allen Telecom Inc. Employees

                       PLEASE READ -- UPDATED INFORMATION

         By now, you, as a participant in the Allen Telecom 401(k) plan, should have received materials relating to the Special Meeting of Allen, which is scheduled to be held on July 15, 2003. The Special Meeting is being held so that Allen common stockholders may vote on the proposed merger of Allen and a subsidiary of Andrew Corporation. The purpose of this e-mail is to remind you about important information concerning voting the shares of Allen common stock held in your account under the Allen 401(k) plan.

         Please remember that, to direct the Allen 401(k) plan trustee how to vote the shares of Allen common stock held in your account, please mark your choices on the back of the Voting Instruction Card you have received and return it in the postage-paid envelope so that it is RECEIVED by the Allen 401(k) plan trustee no later than July 10, 2003, which is five days prior to the Special Meeting of Allen. If you do not properly and timely direct the Allen 401(k) plan trustee how to vote the shares of Allen common stock held in your account under the Allen 401(k) plan, they will be voted by the Allen 401(k) plan trustee in accordance with the proportional direction of other participants who timely submitted their instructions.

         If you have not already directed the trustee how to vote, you need to act now to ensure that the shares of Allen common stock held in your account under the Allen 401(k) plan are represented at the Special Meeting of Allen.

         Thank you for your continued support and commitment.


ADDITIONAL INFORMATION AND WHERE TO FIND IT
         On June 10, 2003, Andrew Corporation filed a registration statement on Form S-4 with the Securities and Exchange Commission in connection with the proposed merger transaction containing a definitive joint proxy statement/prospectus regarding the transaction. Investors and security holders of Andrew and Allen are urged to read the definitive joint proxy statement/prospectus filed with the SEC on June 10, 2003 and any other relevant materials filed by Andrew or Allen with the SEC because they contain important information about Andrew, Allen and the transaction. The definitive joint proxy statement/prospectus was sent to Andrew and Allen security holders of record as of May 27, 2003 on or about June 12, 2003 seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus as well as other documents filed by Andrew and Allen with the SEC at the SEC's website at www.sec.gov. A free copy of the definitive joint proxy statement/prospectus and such other documents may also be obtained from Andrew or Allen. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the transaction. Andrew and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Andrew's officers and directors in the transaction is included in the definitive joint proxy statement/prospectus filed with the SEC on June 10, 2003. Allen and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Allen's officers and directors in the transaction is included in the definitive joint proxy statement/prospectus filed with the SEC on June 10, 2003.